VOCALTEC


                           FOR IMMEDIATE RELEASE

             VOCALTEC(R) REPORTS RESULTS FOR THIRD QUARTER 2001


     --- Revenues of $6.0 million
     --- Net loss per share of $0.52
     --- Sequential quarterly revenue increase of 9%
     --- Loss from continued operations reduced 38% from Q2
     --- New softswitch architecture solutions introduced


HERZLIA, Israel, October 24, 2001--VocalTec Communications Ltd. (NASDAQ:
VOCL) (VocalTec) today reported results for the third quarter ended September 30, 2001.

Revenues for the third quarter of 2001 were $6.0 million, representing a sequential increase of 9%, and a decrease of 47% from the third quarter of 2000. The loss from continued operations was $6.2 million compared to $10.2 million in the second quarter, a decrease of 38%, and compared to $2.8 million in the third quarter of 2000. Excluding $1.8 million in restructuring costs in the second quarter of 2001 and inventory write-downs of $966,000 and $475,000 in the second and third quarters of 2001, respectively, the loss from continuing operations was $5.8 million, compared to $7.3 million in the second quarter, a decrease of 21%.

Net loss in the third quarter of 2001 was $6.2 million, or $0.52 per share, compared with net loss of $4.5 million, or $0.37 per share in the same period a year ago.

Commenting on the results, Dr. Elon Ganor, Chairman and CEO of VocalTec, stated, "In this difficult environment, we are pleased to report a sequential increase in revenues from the second quarter. Despite poor near-term visibility, we remain optimistic and confident. We continue to adhere to our commitment to concentrate on our core business and introduce innovative solutions for next generation networks while also reducing our costs.

"Our operating loss declined substantially from the second quarter and we are working on improving our efficiency and cutting expenses still more, with an objective of taking another $1.5 million per year out of our cost structure," said Dr. Ganor. "Through our continued focus on meeting customer needs by collaborating with our partners and intelligent allocation of resources, we expect to emerge from this challenging period a winner."

New Softswitch Architecture
The Company is building momentum in the marketplace with its recent introduction of a new carrier class softswitch architecture. VocalTec's Softswitch Architecture Series 3000 is a multi-protocol, multi-service platform for next generation networks. This open, standards-based design offers service providers powerful call control capabilities, wide choice of packet transport layer options from MGCP carrier class gateways to SIP driven IADs, and supports a rich framework of VocalTec and alliance partner created services. It fully enables inter-networking of applications and infrastructure operating on the MGCP, SIP and H.323 standards.

"During this quarter, we continued to expand our customers' revenue-generating minutes, based on our field-proven solutions," said Ira Palti, COO of VocalTec. "Right on time to market, we have delivered on our promise to bring evolving technology to new and existing customers. This is the strategy behind our packet tandem switching solution, as well as our new softswitch with its Alliance Program."

Expanding Partnerships and Alliances
VocalTec is partnering with ECI Telecom Ltd. to offer a best-of-breed softswitch-based solution by combining VocalTec's softswitch with ECI's high capacity trunking media gateway. As part of its marketing alliance, joint proposals have already been submitted to major carriers for evaluation.

In addition to our long-standing relationship with Audiocodes and others, key alliances include Kagoor for QoS solutions for VoIP traffic management, Mediatrix for CPE-based voice gateways for our voice VPN solution, as well as managed application alliances with leading companies such as congruency, Cosmocom, IPUnity, LongBoard, and Pactolus.

About VocalTec Communications Ltd.
VocalTec Communications Ltd. (NASDAQ: VOCL) is a world leader in providing software-driven solutions for the deployment of next-generation, IP-based international and long-distance telephony networks and related enhanced services. Racking up more years of Voice Over Internet Protocol (VOIP) experience than anyone else in the industry with carriers such as Verizon, Deutsche Telekom, Global One, Marconi, ITXC and the China Telecom PTAs, VocalTec is renowned for its highly intelligent routing and business powering enhanced services. VocalTec multiple services solutions are commercially deployed in over 100 countries, supporting H.323 , SIP, MGCP and other critical VOIP technologies. VocalTec world-leading services include International and Long-Distance Calling, Voice VPN, Calling Card, Exchange Carrier, Voice over PC and Voice-enhanced E-Commerce. These services are deployed in large, multinational carriers and are used by hundreds of call centers and millions of end-users. Visit us at www.vocaltec.com.



NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.




For questions or further information, please contact:

Jennie Kaplan
Vorhaus & Company Inc.
Public Relations for VocalTec
Tel:  212-554-7452
jkaplan@vorhaus.com

Carmen Deville
Investor Relations Manager
VocalTec Communications, Ltd.
Tel: 201-228-7000 x 6208
carmen_deville@vocaltec.com